May 19, 2011

By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: Mr. Jim Rosenberg,
Senior Assistant Chief Accountant

Re: Principal Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 001-16725

Dear Mr. Rosenberg:

On behalf of Principal Financial Group, Inc., this letter responds to the comments of the
Division of Corporation Finance of the Securities and Exchange Commission contained in your letter dated May 2, 2011, concerning the company’s annual report on Form 10-K, referenced above. In order to facilitate your review of our responses, we have repeated your comments in bold in numerical order, immediately followed by our responses in plain text.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations

Investments
Fixed Maturities Valuation and Credit Quality, page 65

1.	For your fixed maturity investments that are rated by third party credit rating agencies, please tell us whether you performed an analysis, including considering current market credit spreads, of your investments. If so, please summarize for us the investments for which you performed this analysis and the procedures you performed. Also, where this analysis resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2010 was significantly different, provide us the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

RESPONSE:

We monitor our fixed maturity securities portfolio, including credit ratings of those securities, on a continuous basis, with a formal review documented annually or more frequently if material events affect an issuer of such securities. This process is a critical component of our overall credit risk management process and results in internal ratings that use a scale similar to that of the major rating agencies. We develop our internal ratings independently of the Nationally
Recognized Statistical Rating Organizations (“NRSRO”) and National Association of Insurance

Commissioners (“NAIC”) ratings, and take into account economic conditions and projections, industry and competitor analysis and company specific quantitative and qualitative analysis.

In the table on page 66 of our Form 10-K, we disclose the NAIC rating and the rating agency equivalent of our fixed maturity investments. The rating agency equivalent is intended to provide a point of reference to the reader because the NAIC ratings are assigned only to securities held by insurance companies, and may be less familiar to the general investing public.
As of December 31, 2010, we performed an analysis of the NAIC ratings relative to our own internal ratings for non-structured and agency-backed RMBS fixed maturity securities of our
U.S. operations, which made up $39.6 billion of the $46.2 billion carrying amount of our fixed maturities as of December 31, 2010.

For purposes of this response letter, we defined “significantly different” as ratings that were either below investment grade per the NAIC and were investment grade per our internal ratings or vice versa. As a result of this definition, a movement from investment grade to non-
investment grade (or vice versa) could exist with as little difference as one notch or level of rating (e.g., BBB- to BB+). Per this definition, we had assets with an amortized cost of $974 million and a carrying amount of $988 million that had a rating that was significantly different.
Of this amount, 64%, or an amortized cost of $621 million and a carrying amount (fair value) of
$633 million, were assets in which the NAIC rating resulted in a lower rating than our internal analysis.

In situations in which our internal analysis differs significantly from the NAIC, it is primarily due to timing differences of when our internal analysis concludes the security warrants a revised rating. Normally, our analysis will make internal rating changes before the NAIC revises ratings. In addition, for private placement securities, the NAIC tends to look at certain different metrics than we do and the NAIC does not give much credit to projected performance, whereas forward looking information is included in our internal analysis.

As previously discussed, we perform our own internal credit analysis of our entire investment portfolio of fixed maturity securities, including loan-backed and structured securities, as defined by the NAIC. While the NAIC rating process aligns with the NRSRO process for non-
structured and agency-backed RMBS securities, as does our analysis, the NAIC process is entirely different for loan-backed and structured securities. The NAIC uses a third party model in its ratings process for non-agency RMBS and CMBS securities. For certain other loan-
backed bonds, the NAIC uses a matrix that combines market prices, book values and ratings to arrive at the NAIC rating for a particular security. (Under NAIC definitions, agency-backed
RMBS are not considered “loan-backed” for this purpose.) The methodologies the NAIC uses for loan-backed and structured securities are very different than those an NRSRO and the company use, therefore we do not believe any meaningful comparison of our internal rating to the NAIC rating can be made.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Nature of Operations and Significant Accounting Policies
Basis of Presentation, page 90

2.	You state that “Investments in LLCs, partnerships and real estate joint ventures in which we have an ownership percentage of 3% to 5% are accounted for under the equity or cost method depending upon the specific facts and circumstances of our ownership and involvement”. For those that you account for at cost, please tell us why you do not use the equity method. Please refer to ASC 323-30-599-1. Also, assuming that equity method is not required for these investments, tell us why you do not account for them at fair value as required by ASC 944-325-30-1 and 944-325-
35-1.

RESPONSE:

As of December 31, 2010, we did not account for any investments in LLCs, partnerships and real state joint ventures in which we had an ownership percentage of 3% to 5% under the cost method. Therefore, we respectfully submit that beginning with the filing of our Annual Report on Form 10-K for the year ended December 31, 2011, we will revise the first paragraph under the caption “Basis of Presentation” to read as follows:

The accompanying consolidated financial statements include the accounts of PFG and all other entities in which we directly or indirectly have a controlling financial interest as well as those variable interest entities (“VIEs”) in which we are the primary beneficiary. Entities in which we have significant management influence over the operating and financing decisions but are not required to consolidate are reported using the equity method. The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). All significant intercompany accounts and transactions have been eliminated.

2. Investments
Mortgage Loans, page 111

3.	You state that you “actively monitor and manage our commercial mortgage loan portfolio. All commercial mortgage loans are analyzed regularly and substantially all are internally rated, based on a proprietary risk rating cash flow model, in order to monitor the financial quality of these assets.” Please revise your disclosure to provide qualitative information on how those internal risk ratings relate to the likelihood of loss as required by ASC 310-10-50-30.

RESPONSE:

We respectfully submit that beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2011, we will revise our disclosure to provide qualitative information on how our internal risk ratings relate to the likelihood of loss. The revised disclosure will read as follows:

Commercial Credit Risk Profile Based on Internal Rating

We actively monitor and manage our commercial mortgage loan portfolio. All commercial mortgage loans are analyzed regularly and substantially all are internally rated, based on a proprietary risk rating cash flow model, in order to monitor the financial quality of these assets. The model stresses expected cash flows at various levels and at different points in time depending on the durability of the income stream, which includes our assessment of factors such as location (macro and micro markets), tenant quality and lease expirations. Our internal rating analysis presents expected losses in terms of an S&P bond equivalent rating. As the credit risk for commercial mortgage loans increases, we adjust our internal ratings downwards with loans in the category “B+ and below” having the highest risk for credit loss. Internal ratings on commercial mortgage loans are updated at least annually and potentially more often for certain loans with material changes in collateral value or occupancy and for loans on an internal “watch list”.

Commercial mortgage loans that require more frequent and detailed attention than other loans in our portfolio are identified and placed on an internal “watch list”. Among the criteria that would indicate a potential problem are imbalances in ratios of loan to value or contract rents to debt service, major tenant vacancies or bankruptcies, borrower sponsorship problems, late payments, delinquent taxes and loan relief/restructuring requests.

12. Contingencies, Guarantees and Indemnifications
Litigation and Regulatory Contingencies, page 147

4.	You state on page 148, “While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on our business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a particular quarter or annual period.” We do not believe that this disclosure meets the requirements of ASC 450-20-50-3 and 50-4. Please revise your disclosure to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated.

RESPONSE:

We respectfully submit that we are mindful of and will continue to comply with all relevant accounting literature in future quarterly and annual reports. In response to the Staff’s comments, we intend to disclose the following in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2011:

Litigation and Regulatory Contingencies

We are regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming us as a defendant ordinarily arises out of our business operations as a provider of asset management and accumulation products and services, life, health and disability insurance. Some of the lawsuits may be class actions, or purport to be, and some may include claims for unspecified or substantial punitive and treble damages.

We may discuss such litigation in one of three ways. We accrue a charge to income and disclose legal matters for which the chance of loss is probable and for which the amount of loss can be reasonably estimated. We may disclose contingencies for which the chance of loss is reasonably possible, and provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Finally, we may voluntarily disclose loss contingencies for which the chance of loss is remote in order to provide information concerning matters that potentially expose us to possible losses.

In addition, regulatory bodies such as state insurance departments, the SEC, the
Financial Industry Regulatory Authority, the Department of Labor and other regulatory agencies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, ERISA and laws governing the activities of broker-dealers. We receive requests from regulators and other governmental authorities relating to industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

[Significant litigation updates inserted here]

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any such matter will have a material adverse effect on our business or financial position. As of June 30, 2011, there were no estimated losses accrued related to the legal matters discussed above because we believe the loss from these matters is not probable and cannot be reasonably estimated.

We believe all of the litigation contingencies discussed above involve a chance of loss that is either remote or reasonably possible. All of these matters involve unspecified claim amounts, in which the respective plaintiffs seek an indeterminate amount of damages. To the extent such matters present a reasonably possible chance of loss, we are not able to estimate the possible loss or range of loss associated therewith.

The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could require us to pay damages or make other expenditures or establish accruals in amounts that we could not estimate at June 30, 2011.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure contained in our periodic reports filed pursuant to the Securities Exchange Act of 1934, and that your comments or our changes to disclosure in response to your comments do not foreclose the
Commission from taking any action with respect to our reports. Further, we acknowledge that we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

After you have completed your review of our response, please call me if you have any questions or comments.

Sincerely,

/s/ Terrance J. Lillis

Terrance J. Lillis
Senior Vice President and
Chief Financial Officer
(515) 247-4885

cc:	James Peklenk (Securities and Exchange Commission)
Joel Parker (Securities and Exchange Commission)